June 12, 2025

Robert Carter
Chief Financial Officer
Oncology Institute, Inc.
18000 Studebaker Rd
Suite 800
Cerritos, CA 90703

        Re: Oncology Institute, Inc.
            Registration Statement on Form S-3
            Filed June 6, 2025
            File No. 333-287848
Dear Robert Carter:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Augustin at 202-551-8483 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:    Steven B. Stokdyk